Exhibit 12

SYRATECH CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS

BEFORE FIXED CHARGES TO FIXED CHARGES

(in thousands, except ratios)

	Year Ended December 31,
	2003	2002	2001
Excess (deficiency) of earnings available to cover fixed charges (1)
Earnings:
Income (loss) before income taxes	$(7,545)	$(34,598)	$(8,008)
Add: Fixed charges	18,537	22,029	23,968

Earnings, as adjusted	10,992	(12,569)	15,960

Fixed charges:
Interest on indebtness	14,862	18,457	20,497
Amortization of debt issuance costs	1,649	1,691	1,786
Portion of rents representative of the interest factor	2,026	1,881	1,685

Fixed charges	18,537	22,029	23,968

Excess (deficiency) of earnings to fixed Charges	$(7,545)	$(34,598)	$(8,008)

Ratio of earnings to fixed charges	—	—	—

(1)   For purposes of these computations, earnings consist of income (loss) before income taxes plus fixed charges. Fixed charges consist of interest on indebtedness and amortization of debt issuance costs, plus that portion of operating lease rental expense representative of the interest factor. The ratio of earnings to fixed charges is not shown for the years ended December 31, 2003,2002 and 2001 due to a deficiency of earnings to fixed charges.